SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)
                               (Amendment No. 2)*


                              Teche Holding Company
              -----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   878330 10 9
             ------------------------------------------------------
                                 (CUSIP Number)

                               February 17, 1999
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)


--------------
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 878330 10 9         Schedule 13-G
                              -------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Number of above person:

                          Teche Federal Savings Bank
                          Employee Stock Ownership Plan

2.       Check the appropriate box if a member of a group*

                  (a)  |X|                           (b)   |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Louisiana
                                                ---------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                       -0-
                                              -------

6.       Shared Voting Power:                 321,502
                                              -------

7.       Sole Dispositive Power:                  -0-
                                              -------

8.       Shared Dispositive Power:            321,502
                                              -------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         321,502
         -------

10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain
         Shares*  |_|

11.      Percent of Class Represented by Amount in Row 9: 12.7%
                                                         ------

12.      Type of Reporting Person*:   EP
                                     ----


                                * SEE INSTRUCTION

Item 1(a)Name of Issuer:  Teche Holding Company
         --------------

Item 1(b)Address of Issuer's Principal Executive Offices:
         -----------------------------------------------

               211 Willow Street
               Franklin, Louisiana  70538-6154

Item 2(a)Name of Person Filing:
         ---------------------

               Teche Federal Savings Bank
               Employee Stock Ownership Plan

Item 2(b)Address of Principal Business Office:  Same as Item 1(b)
         -------------------------------------  -----------------

Item 2(c)Citizenship:  Louisiana
         -----------   ---------

Item 2(d)Title of Class of Securities:  Common Stock
         ----------------------------   ------------

Item 2(e)CUSIP Number:    878330 10 9
         ------------     -----------

Item 3 Check whether the person filing is a:

Item 3(f)   X    Employee  Benefit  Plan, in accordance
           ---   with Rule 13d-1(b)(1)(ii)(F).

Item 3(j)   X    Group,  in  accordance  with Rule 13d-
           ---   1(b)(1)(ii)(J).

Item 3 (a) (b) (c) (d) (e) (g) (h) (i) - not applicable.

Item 4(a) Amount Beneficially Owned: 321,502
          -------------------------  -------

Item 4(b) Percent of Class: 12.7%
          ----------------  -----

Item 4(c) Number of shares as to which such person has:
          (i)      sole power to vote or to direct the vote            -0-
                                                                   -------
          (ii)     shared power to vote or to direct the vote      321,502
                                                                   -------
          (iii)    sole power to dispose or to direct the
                   disposition of                                      -0-
                                                                   -------
          (iv)     shared power to dispose or to direct the
                   disposition of                                  321,502
                                                                   -------

Item 5   Ownership of Five Percent or Less of Class:
         ------------------------------------------

                                 Not applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  ------
                                 Not applicable

Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company.
                  ---------------

                                 Not applicable

Item 8            Identification and Classification of Members of the
                  ---------------------------------------------------
                  Group.
                  -----

                  This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the Plan Committee and the Plan Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9            Notice of Dissolution of Group.
                  ------------------------------

                                 Not applicable

Item 10           Certification.
                  -------------

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Plan Committee, I certify that the information set forth in this statement is true, complete and correct.



/s/ Robert E. Mouton                                                2/14/00
-----------------------------------------------------------  --------------
Robert E. Mouton                                                    Date



-----------------------------------------------------------  --------------
Scott Sutton                                                        Date



/s/ J.L. Chauvin                                                    2/14/00
-----------------------------------------------------------  --------------
J.L. Chauvin                                                        Date



/s/ W. Ross Little                                                  2/14/00
-----------------------------------------------------------  --------------
W. Ross Little                                                      Date

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Trustee Committee, I certify that the information set forth in this statement is true, complete and correct.



/s/ Mary Coon Biggs                                            2/14/00
----------------------------------------------------------  ----------
Mary Coon Biggs                                                Date



/s/ Henry L. Friedman                                          2/14/00
----------------------------------------------------------  ----------
Henry L. Friedman                                              Date



/s/ Christian L. Olivier                                       2/14/00
----------------------------------------------------------  ----------
Christian L. Olivier                                           Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Plan Trustee. The Plan Trustee shares voting and dispositive power with the Plan Committee. By the terms of the Plan, the Plan Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the Plan Trustee as directed by the Plan Committee. Investment direction is exercised by the Plan Trustee as directed by the Plan Committee. The Plan Committee and the Plan Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

         Members of the Plan Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the Plan Committee and of shares beneficially owned as a Participant in the Plan are as follows:

                           Beneficial                      Beneficial Ownership
    Name                 Ownership(1)(2)(3)                as Plan Participant
--------------------------------------------------------------------------------
Robert E. Mouton              37,641                               5,767
Scott Sutton                   6,872                                 -0-
J.L. Chauvin                  32,132                               5,523
W. Ross Little               145,644                               6,282


Members of the Trustee Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the Trustee Committee and of shares beneficially owned are as follows:

                               Beneficial                   Beneficial Ownership
    Name                      Ownership (1)(2)              as Plan Participant
--------------------------------------------------------------------------------
Mary Coon Biggs                25,211                                  0
Henry L. Friedman              29,408                                  0
Christian L. Olivier           17,011                                  0


-------------
(1) Beneficial ownership as of February 14, 2000. Includes shares of common stock of issuer owned in conjunction with family members. The Plan Committee and Plan Trustee(s) disclaims ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Plan Committee and Trustee Committee.
(2) Excludes shares awarded under the Management Stock Bonus Plan for which individuals do not presently exercise voting or dispositive power.
(3)      Includes stock related to exercisable options.